UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: September 16, 2014

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

VimpelCom and Global Telecom Holding to sell their interest in Wind Canada

Amsterdam and Cairo/London (September 16, 2014): VimpelCom Ltd. (“VimpelCom”) and Global Telecom Holding S.A.E. (“GTH”) announce that they have agreed to sell all of their debt and equity interest (the “Interest”) in the Globalive group of companies in Canada, including Globalive Wireless Management Corp. (“Wind Canada”), the operator of the Wind Mobile cellular telephony service in Canada. Globalive Capital (formerly AAL Holdings), the controlling shareholder of Wind Canada, and certain investment funds are acquiring the Interest for approximately CAD 135 million, with the proceeds going to VimpelCom in repayment of part of the debt owed to VimpelCom. At the same time, GTH will be released from all of its obligations under the related Shareholders Agreement and certain debt obligations of Wind Canada. The transaction is expected to close shortly.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to the sale transaction discussed above. The forward-looking statements included in this press release are based on management’s best assessments of the current situation. The actual outcome may differ materially from these statements. There can be no assurance that the transaction will close on a timely basis or at all. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Form 20-F and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe and the Central African Republic. VimpelCom’s operations around the globe cover territory with a total population of approximately 754 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2014 VimpelCom had 221 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com

About GTH

GTH, with more than 91 million customers, has established itself as a global brand and is considered today to be one of the largest and most diversified telecom operators. GTH operates mobile networks in high growth markets in the Middle East, Africa and Asia, having a total population under license of approximately 466 million as of June 30, 2014. GTH operates networks in Algeria (“Djezzy”), Pakistan (“Mobilink”), Bangladesh (“banglalink”), and has an indirect equity ownership in Telecel Zimbabwe (Zimbabwe) and through its subsidiary Telecel Globe, GTH also operates in Burundi and the Central African Republic. For more information visit: http://www.gtelecom.com

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman/Remco Vergeer ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

Global Telecom Holding

Mamdouh Abdel Wahab

IR@gtelecom.com

Tel: +202 2461 5120 (Cairo)